

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司



05008552

30 May 2005

.Y COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 30 May 2005 released to Bursa Malaysia an announcement (the "Announcement") in relation to the renewal of the 2005 insurance policies of SHMB and its subsidiary companies. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHAPTER 10.08 – RELATED PARTY TRANSACTION
RENEWAL OF 2005 INSURANCE POLICIES WITH JERNEH INSURANCE BERHAD

We wish to announce that Shangri-La Hotels (Malaysia) Berhad *("SHMB")* and its subsidiary companies have renewed their 2005 annual insurance policies with Jerneh Insurance Berhad *("JIB").*

1. Information on JIB

JIB was incorporated in Malaysia on 5 August 1970 and has an issued and paid-up share capital of RM100 million. JIB commenced operations in April 1971 and is principally involved in the general insurance business. The 80% holding company of JIB is Jerneh Asia Berhad *("JAB")*, a company listed on Bursa Malaysia Securities Berhad.

2. Details of the Transactions

Name of Company / subsidiaries		Total Sum Insured (RM)	Total Premium (RM)
SHMB		135,303,800	98,661
Golden Sands Beach Resort Sdn Bhd	*(100%)*	158,735,902	280,241
Komtar Hotel Sdn Bhd	*(60%)*	208,171,010	257,603
Shangri-La Hotel (KL) Sdn Bhd	*(100%)*	521,500,562	735,494
Pantai Dalit Beach Resort Sdn Bhd *("PDBR")*	*(75%)*	145,728,598	216,710
Dalit Bay Golf & Country Club Berhad *(100% subsidiary of PDBR)*	*(75%)*	24,903,372	58,826
UBN Tower Sdn Bhd	*(100%)*	183,016,927	126,768
UBN Holdings Sdn Bhd	*(100%)*	12,020,000	7,527
Pantai Emas Sdn Bhd	*(100%)*	10,956,600	43,916
		1,400,336,771	**1,825,746**

The coverage under the insurance policies with JIB are in respect of the following :-
a. fire insurance for buildings, plant and machinery, other fixed assets and consequential loss;
b. group personal accident and group hospitalisation and surgical insurance;
c. other miscellaneous insurance including public liability, all risks, money, employers' liability, workmen's compensation and fidelity guarantee insurance.

The transactions were entered into on an arm's length basis based on normal commercial terms and competitive rates and are on terms not more favourable than those generally available to the public and are not detrimental to the minority shareholders of the Company.

The total premium for the year 2005 amounting to RM1,825,746 represents 0.16% of the audited NTA of SHMB as at 31 December 2004 *(NTA as at 31.12.2004 : RM1,113 million)* and does not exceed 5% of any of the percentage ratios prescribed under Chapter 10 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

3. Directors' and Substantial Shareholders' Interests

Mr Kuok Khoon Ho and Madam Kuok Oon Kwong, who are Directors of SHMB are deemed interested in the transactions as they, together with persons connected to them have more than 15% interests in Kuok Brothers Sdn Bhd *("KBSB")*, which is a substantial shareholder of JAB with 38.48% interest. Further, Dato' Seri Ismail Farouk Abdullah, a Director of SHMB, is also a Director of JAB and JIB. Their shareholdings in SHMB and JAB are set out in the table below.

	No. of SHMB shares of RM1.00 each				No. of JAB shares of RM1.00 each			
Name of Director	Direct	%	Indirect	%	Direct	%	Indirect	%
Kuok Khoon Ho	-	-	10,000	*negligible*	-	-	-	-
Kuok Oon Kwong	-	-	10,000	*negligible*	-	-	-	-
Dato' Seri Ismail Farouk Abdullah	200,000	0.05	-	-	3,791,445	3.49	-	-

Save as disclosed above, insofar as the Directors of SHMB are aware, none of the other Directors and substantial shareholders and persons connected to them are interested directly or indirectly, in the transaction.